September 14, 2006
Via FACSIMILE and EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Fax: (202) 772-9210

Attn:	Mr. Michael E. McTiernan

	Re:	Cardtronics, Inc. (the “Registrant”) Registration Statement on Form S-4, as amended File No. 333-131199
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective at 11:00 a.m. (Eastern Standard Time) on September 18, 2006 or as soon thereafter as practicable.
     In addition, we acknowledge that the disclosure in the Registration Statement is the responsibility of the Registrant. We represent to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff acting pursuant to delegated authority declare the filing effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, and we represent that we will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further acknowledge that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

Very truly yours, Cardtronics, Inc.
By:	/s/ J. Chris Brewster
	Name:	J. Chris Brewster
	Title:	Chief Financial Officer

3110 Hayes Road, Suite 300 Houston, TX 77082 800.786.9666 www.cardtronics.com